**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 2, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Exide Technologies**

**File No. 001-11263 - CF#28525**

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Exide Technologies submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 7, 2012.

Based on representations by Exide Technologies that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

|  |  |
|---|---|
| Exhibit 10.62 | through June 14, 2013 |
| Exhibit 10.63 | through June 14, 2013 |
| Exhibit 10.64 | through June 14, 2013 |
| Exhibit 10.65 | through June 14, 2013 |
| Exhibit 10.66 | through June 14, 2013 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel